June 25, 2019

Thomas Olinger
Chief Financial Officer
Prologis, Inc.
Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

       Re: Prologis, Inc. and Prologis, L.P.
           Form 10-K for the year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-13545 and File No. 001-14245

Dear Mr. Olinger:

        We have reviewed your June 12, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2019 letter.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Same Store Analysis, page 28

1. We note your response to comment 1 and your proposed disclosure. We continue to be unclear how you determined it was appropriate to include 100% of property NOI from unconsolidated co-investment ventures included in same store portfolio within O&M same store property NOI - net effective and O&M same store property NOI - cash. Please advise or confirm that you will revise future filings to not combine 100% of property NOI from unconsolidated co-investment ventures with consolidated property
NOI.

       You may contact Howard Efron, Staff Accountant, at (202)551-3439 or Jennifer Monick,
 Thomas Olinger
Prologis, Inc.
June 25, 2019
Page 2

Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

FirstName LastNameThomas Olinger                          Division of
Corporation Finance
                                                          Office of Real Estate
and
Comapany NamePrologis, Inc.
                                                          Commodities
June 25, 2019 Page 2
cc:       Lori Palazzolo
FirstName LastName